UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS

THERETO FILED PURSUANT TO RULE 13d-2(b)

Under the Securities Exchange Act of 1934
(Amendment No.  1)*

ACA Capital Holdings, Inc.
(Name of Issuer)

Common Stock, par value $0.10 per share
(Title of Class of Securities)

000802698
(CUSIP Number)

December 31, 2007
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 000802698

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Alan S. Roseman (1)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 1,056,070

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 1,056,070

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,056,070

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 3.0%

12.	Type of Reporting Person (See Instructions) IN

(1)  The Reporting Person is a party to a Stockholders Agreement dated September 30, 2004, as amended from time to time, pursuant to which the Reporting Person has agreed to vote for directors nominated by certain stockholders.

CUSIP No. 000802698

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) James Rothman (1)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 195,353

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 195,353

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 195,353

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.6%

12.	Type of Reporting Person (See Instructions) IN

(1)  The Reporting Person is a party to a Stockholders Agreement dated September 30, 2004, as amended from time to time, pursuant to which the Reporting Person has agreed to vote for directors nominated by certain stockholders.

CUSIP No. 000802698

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Lisa Mumford (1)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 127,089

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 127,089

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 127,089

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.4%

12.	Type of Reporting Person (See Instructions) IN

(1)  The Reporting Person is a party to a Stockholders Agreement dated September 30, 2004, as amended from time to time, pursuant to which the Reporting Person has agreed to vote for directors nominated by certain stockholders.

CUSIP No. 000802698

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Joseph Pimbley (1)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 196,401

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 196,401

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 196,401

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.6%

12.	Type of Reporting Person (See Instructions) IN

(1)  The Reporting Person is a party to a Stockholders Agreement dated September 30, 2004, as amended from time to time, pursuant to which the Reporting Person has agreed to vote for directors nominated by certain stockholders.

CUSIP No. 000802698

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Brad Larson (1)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 56,995

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 56,995

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 56,995

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.2%

12.	Type of Reporting Person (See Instructions) IN

(1)  The Reporting Person is a party to a Stockholders Agreement dated September 30, 2004, as amended from time to time, pursuant to which the Reporting Person has agreed to vote for directors nominated by certain stockholders.

CUSIP No. 000802698

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Nora J. Dahlman (1)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 102,158

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 102,158

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 102,158

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.3%

12.	Type of Reporting Person (See Instructions) IN

(1)  The Reporting Person is a party to a Stockholders Agreement dated September 30, 2004, as amended from time to time, pursuant to which the Reporting Person has agreed to vote for directors nominated by certain stockholders.

CUSIP No. 000802698

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Douglas L. Jacobs (1)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 47,541

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 47,541

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 47,541

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.1%

12.	Type of Reporting Person (See Instructions) IN

(1)  The Reporting Person is a party to a Stockholders Agreement dated September 30, 2004, as amended from time to time, pursuant to which the Reporting Person has agreed to vote for directors nominated by certain stockholders.

CUSIP No. 000802698

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) William H. Lacy (1)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 58,277

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 58,277

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 58,277

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.2%

12.	Type of Reporting Person (See Instructions) IN

(1)  The Reporting Person is a party to a Stockholders Agreement dated September 30, 2004, as amended from time to time, pursuant to which the Reporting Person has agreed to vote for directors nominated by certain stockholders.

CUSIP No. 000802698

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Vincent Ingato (1)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 41,916

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 41,916

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 41,916

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.1%

12.	Type of Reporting Person (See Instructions) IN

(1)  The Reporting Person is a party to a Stockholders Agreement dated September 30, 2004, as amended from time to time, pursuant to which the Reporting Person has agreed to vote for directors nominated by certain stockholders.

CUSIP No. 000802698

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Edward Gilpin (1)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 475,158

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 475,158

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 475,158

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 1.4%

12.	Type of Reporting Person (See Instructions) IN

(1)  The Reporting Person is a party to a Stockholders Agreement dated September 30, 2004, as amended from time to time, pursuant to which the Reporting Person has agreed to vote for directors nominated by certain stockholders.

CUSIP No. 000802698

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) William Tomljanovic (1)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 53,901.16

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 53,901.16

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 53,901.16

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.2%

12.	Type of Reporting Person (See Instructions) IN

(1)  The Reporting Person is a party to a Stockholders Agreement dated September 30, 2004, as amended from time to time, pursuant to which the Reporting Person has agreed to vote for directors nominated by certain stockholders.

CUSIP No. 000802698

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Ruben Selles (1)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 126,940

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 126,940

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 126,940

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.4%

12.	Type of Reporting Person (See Instructions) IN

(1)  The Reporting Person is a party to a Stockholders Agreement dated September 30, 2004, as amended from time to time, pursuant to which the Reporting Person has agreed to vote for directors nominated by certain stockholders.

CUSIP No. 000802698

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Laura Schwartz (1)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 173,960

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 173,960

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 173,960

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.5%

12.	Type of Reporting Person (See Instructions) IN

(1)  The Reporting Person is a party to a Stockholders Agreement dated September 30, 2004, as amended from time to time, pursuant to which the Reporting Person has agreed to vote for directors nominated by certain stockholders.

CUSIP No. 000802698

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Adam Willkomm (1)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 15,015.9

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 15,015.9

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 15,015.9

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.0%

12.	Type of Reporting Person (See Instructions) IN

(1)  The Reporting Person is a party to a Stockholders Agreement dated September 30, 2004, as amended from time to time, pursuant to which the Reporting Person has agreed to vote for directors nominated by certain stockholders.

Item 1.
(a)	Name of Issuer ACA Capital Holdings, Inc. (the “Issuer”)
(b)	Address of Issuer’s Principal Executive Offices 140 Broadway New York New York 10005

Item 2.
(a)

Names of Persons Filing

A number of the stockholders of the Issuer are parties to a Stockholders Agreement dated September 30, 2004, as amended from time to time (the “Stockholders Agreement”), pursuant to which the parties thereto have agreed to vote for directors nominated by certain stockholders.  As a result, the parties to the Stockholders Agreement may be deemed to be members of a “group” pursuant to Rule 13d-5 promulgated under the Securities Exchange Act of 1934, as amended (the “Act”), which group may be deemed to own beneficially all the shares held by parties to the Stockholders Agreement for purposes of Section 13 of the Act.  This filing shall not be deemed an admission that any reporting person is, for purposes of Section 13(d) or Section 16 of the Act or otherwise, a member of a group or the beneficial owner of any securities in excess of the amount in which it has a pecuniary interest.  Each reporting person disclaims beneficial ownership of all reported shares except to the extent of its pecuniary interest therein, as applicable, and the inclusion of the shares in this report shall not be deemed an admission of beneficial ownership of all of the reported shares.

This amendment to the initial statement on Schedule 13G is being filed jointly by the following reporting persons:

1) Alan Roseman, c/o ACA Capital Holdings, Inc., 140 Broadway, New York, NY 10005.

2) James Rothman, c/o ACA Capital Holdings, Inc., 140 Broadway, New York, NY 10005.

3) Lisa Mumford, c/o ACA Capital Holdings, Inc., 140 Broadway, New York, NY 10005.

4) Joseph Pimbley, c/o ACA Capital Holdings, Inc., 140 Broadway, New York, NY 10005.

5) Brad Larson, c/o ACA Capital Holdings, Inc., 140 Broadway, New York, NY 10005.

6) Nora Dahlman, c/o ACA Capital Holdings, Inc., 140 Broadway, New York, NY 10005.

7) Douglas Jacobs, 67 Orchard Ave., Providence, RI 02906.

8) William Lacy, 3211 Calle Del Montana, Sedona, AZ 86336.

9) Vincent Ingato, c/o ACA Capital Holdings, Inc., 140 Broadway, New York, NY 10005.

10) Edward Gilpin, 17 Forest Lane, Scarsdale, NY 10583.

11) William Tomljanovic, 6 Little Falls Way, Scotch Plains, New Jersey 07076.

12) Ruben Selles, 227 Bergen Street, Brooklyn, NY 11217.

13) Laura Schwartz, 30 Cornwells Beach Road, Sands Point, NY 11050.

14) Adam Willkomm, 32 Laurel Ave., Summit, New Jersey  07901.

The persons described in items (1) through (14) are referred to herein as the “Reporting Persons.”  The following persons are also parties to the Stockholders Agreement and were included as joint filers with the Reporting Persons in the initial statement on Schedule 13G, but are not part of this amendment as they have not indicated that there has been any changes in the information they reported in the previous filing:

A) BSMB/ACA LLC and its affiliate, John D. Howard, reported 10,113,983 shares of Stock on the initial Schedule 13G, reflecting 29.0% of the Issuer’s Stock.

B) Chestnut Hill ACA, LLC reported 4,011,851 shares of Stock on the initial Schedule 13G, reflecting 11.5% of the Issuer’s Stock.

C) Insurance Partners, L.P. and its affiliates, Insurance GenPar MGP, L.P., Insurance GenPar MGP, Inc., Insurance GenPar, L.P. and IP/MCLP, L.L.C., reported 923,233 shares of the Issuer on the initial Schedule 13G, reflecting 2.6% of the Issuer’s Stock.

D) Insurance Partners Offshore (Bermuda), L.P. and its affiliates, Insurance GenPar (Bermuda), L.P., Insurance GenPar (Bermuda) MGP, L.P., Insurance GenPar (Bermuda) MGP, Ltd. and IP/MCLP, L.L.C., reported 513,973 shares of the Issuer on the initial Schedule 13G, reflecting 1.5% of the Issuer’s Stock.

E) Life Investors Insurance Company of America reported 740,502 shares of the Issuer on the initial Schedule 13G, reflecting 2.1% of the Issuer’s Stock.

F) Transamerica Life insurance Company reported 740,502 shares of the Issuer on the initial Schedule 13G, reflecting 2.1% of the Issuer’s Stock.

G) FW ACA Investors, L.P. and its affiliates, Group III 31, L.L.C. and J. Taylor Crandall, reported 633,280 shares of the Issuer on the initial Schedule 13G, reflecting 1.8% of the Issuer’s Stock.

H) Maryann Aurelio reported 2,376 shares of the Issuer on the initial Schedule 13G, reflecting 0.0% of the Issuer’s Stock.

I) Maureen Brown reported 475 shares of the Issuer on the initial Schedule 13G, reflecting 0.0% of the Issuer’s Stock.

J) Keith Foley reported 5,941 shares of the Issuer on the initial Schedule 13G, reflecting 0.0% of the Issuer’s Stock.

K) Arthur Isack reported 4,753 shares of the Issuer on the initial Schedule 13G, reflecting 0.0% of the Issuer’s Stock.

L) Tyler Nelson reported 14,257 shares of the Issuer on the initial Schedule 13G, reflecting 0.0% of the Issuer’s Stock.

M) Robert Smith reported 4,753 shares of the Issuer on the initial Schedule 13G, reflecting 0.0% of the Issuer’s Stock.

In addition, the following persons also own shares that are subject to the Stockholders Agreement, but have filed separately from the Reporting Persons:

N) Warren A. Stephens and his affiliate, Stephens Investments Holdings LLC, reported 2,428,160 shares of Stock on a Schedule 13D, reflecting 7.0% of the Issuer’s Stock.

O) Elizabeth S. Campbell and her affiliate, Elizabeth S. Campbell Revocable Trust, reported 1,214,080 shares of the Issuer on a Schedule 13D, reflecting 3.5% of the Issuer’s Stock.

P) W.R. Stephens, Jr. and his affiliate, W.R. Stephens, Jr. Revocable Trust, reported 1,214,080 shares of the Issuer on a Schedule 13D, reflecting 3.5% of the Issuer’s Stock.

Q) Third Avenue Trust reported 4,609,418 shares of Stock on a Schedule 13G, reflecting 13.2% of the Issuer’s Stock.

R) Bankamerica Investment Corporation, whose affiliates, Bank of America Corporation and Banc of America Strategic Investments Corporation reported 527,324 shares of Stock on a Schedule 13D, reflecting 1.5% of the Issuer’s Stock.

S) Drawbridge Special Opportunities Fund and its affiliates, Drawbridge Special Opportunities GP LLC, Fortress Principal Investment Holdings IV LLC, Drawbridge Special Opportunities Advisors LLC, FIG LLC, Fortress Operating Entity I LP, FIG Corp. and Fortress Investment Group LLC, reported 963,236.5 shares of the Issuer on a Schedule 13G, reflecting 2.8% of the Issuer’s Stock.

The persons described in items (A) through (S) are referred to herein as the “Non-Filers.”

(b)	Address of Principal Business Office or, if none, Residence The principal business office or residence addresses of each of the Reporting Persons is listed above in Item 2(a).

(c)	Citizenship The Citizenship of each of the reporting persons is as set out in Item 4 of their respective cover sheets.

(d)

Title of Class of Securities
This Statement relates to shares of the common stock of the Issuer, par value $0.10 per share, and where applicable pursuant to the Rules under the Act, options to purchase common stock (the “Stock”).

(e)	CUSIP Number 000802698

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
Not Applicable

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)

Amount beneficially owned:

The Reporting Persons beneficially own approximately 2,736,775 shares of Stock of the Issuer, and together with the Non- Filers, own approximately 31,402,953 shares of Stock of the Issuer.

(b)	Percent of class:

The Reporting Persons beneficially own approximately 7.9% of the outstanding shares of Stock of the Issuer (together with the Non- Filers, 90.1%), based upon 34,851,780 shares of Stock outstanding, as reported on the Issuer’s quarterly report on Form 10-Q filed on November 19, 2007.

(c)	Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote See the responses to Item 5 on the attached cover pages.
(ii) Shared power to vote or to direct the vote See the responses to Item 6 on the attached cover pages.

(iii) Sole power to dispose or to direct the disposition of See the responses to Item 7 on the attached cover pages.
(iv) Shared power to dispose or to direct the disposition of See the responses to Item 8 on the attached cover pages.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not Applicable

Item 8.	Identification and Classification of Members of the Group
Not Applicable

Item 9.	Notice of Dissolution of Group
Not Applicable

Item 10.	Certification
Not Applicable to filings pursuant to Rule 13d-1(d).

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2008

/s/ ALAN S. ROSEMAN
ALAN S. ROSEMAN

/s/ JAMES ROTHMAN
JAMES ROTHMAN

/s/ LISA MUMFORD
LISA MUMFORD

/s/ JOSEPH PIMBLEY
JOSEPH PIMBLEY

/s/ BRAD LARSON
BRAD LARSON

/s/ NORA J. DAHLMAN
NORA J. DAHLMAN

/s/ DOUGLAS L. JACOBS
DOUGLAS L. JACOBS

/s/ WILLIAM H. LACY
WILLIAM H. LACY

/s/ VINCENT INGATO
VINCENT INGATO

/s/ EDWARD U. GILPIN
EDWARD U. GILPIN

/s/ WILLIAM TOMLJANOVIC
WILLIAM TOMLJANOVIC

/s/ LAURA SCHWARTZ
LAURA SCHWARTZ

/s/ RUBEN SELLES
RUBEN SELLES

/s/ ADAM WILLKOMM
ADAM WILLKOMM